SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

PetroLogistics LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

71672U 101
(CUSIP Number)

David Choi
Vinson & Elkins L.L.P.
666 Fifth Avenue, 26th Floor
New York, NY 10103
(212) 237-0163
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 71672U 101	Page 2 of 5

1	Name of Reporting Person David Lumpkins
2	Check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially	7	Sole Voting Power	0
Owned by Each Reporting	8	Shared Voting Power	0
Person With	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by each Reporting Person	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	0.0%
14	Type of Reporting Person	IN

SCHEDULE 13D

This Amendment No. 2 amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2012 (the “Original Report”), as amended by Amendment No. 1 to the Original Report filed with the Commission on May 30, 2014 (the Original Report, as amended by Amendment No. 1, the “Schedule 13D”).  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4.	Purpose of Transaction

The information contained in Item 6 of this Amendment No. 2 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The responses to Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Person are as follows:

(a)	Amount beneficially owned: 0 Percentage: 0.0%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	0

(c)	Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The information contained in Item 6 of this Amendment No. 2 is incorporated by reference herein.

(e)	Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

The reporting person ceased to be a beneficial owner of more than five percent of Common Units issued and outstanding on July 16, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships

The responses set forth in Item 4 and Item 6 of the Schedule 13D are hereby amended to add the following:

Consummation of Merger

On July 16, 2014, the Issuer completed the Merger in accordance with the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer with the Issuer surviving the Merger as an indirect subsidiary of Parent. In connection with the Merger, Propylene Holdings LLC transferred to an indirect subsidiary of Parent 100% of the issued and outstanding membership interests in MLP GP (the “GP Equity Transfer”).

At the Effective Time, by virtue of the Merger and without any action on the part of the MLP Entities, (a) each Common Unit issued and outstanding and owned by the Public Unitholders immediately prior to the Effective Time was cancelled and converted automatically into the right to receive the Public Merger Consideration, and (b) each Common Unit issued and outstanding and owned by the Founding Unitholders (including the reporting person) immediately prior to the Effective Time was cancelled and converted automatically into the right to receive the Sponsor Merger Consideration, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement. No additional consideration was delivered in exchange for the GP Equity Transfer. In addition, a one-time cash distribution of $0.40 per Common Unit, payable to the Unitholders of record on the day preceding the closing date of the Merger, was declared and made in accordance with the provisions of the Merger Agreement.

In connection with the Merger, as of the Effective Time, the reporting person, Jaime Buehl-Reichard, Alan E. Goldberg, Lance L. Hirt, Zalmie Jacobs, Phillip D. Kramer, Robert D. Lindsay, Nathan Ticatch, John B. Walker, Andrew S. Weinberg and Hallie A. Vanderhider resigned as members of the board of directors of MLP GP (the “MLP GP Board”).  In connection with the Merger, as of the Effective Time, the reporting person, Nathan Ticatch, Sharon Spurlin and Richard Rice resigned as officers of MLP GP.  Immediately following the Effective Time, Raffaele G. Fazio was appointed as the sole member of the MLP GP Board and President of MLP GP.  Mr. Fazio, age 44, is currently the Deputy General Counsel−Corporate and Commercial of Koch Companies Public Sector, LLC.

Delisting from New York Stock Exchange

On July 16, 2014, in connection with completion of the Merger, the Issuer notified the New York Stock Exchange (the “NYSE”) of its intent to remove the Common Units from listing on the NYSE and requested that the NYSE file with the Commission an application on Form 25 to delist and deregister the Common Units under Section 12(b) of the Securities Exchange Act of 1934. The Issuer intends to subsequently file with the SEC a Form 15 with respect to the Common Units.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 16, 2014

By:	/s/ David Lumpkins
David Lumpkins